Exhibit 99.1

Allot Announces Third Quarter 2026 Financial Results

Revenue growth of 16% and SECaaS ARR increases 41% year-over-year;

Hod Hasharon, Israel – November 12, 2026 – Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative Security-as-a-Service (SECaaS) and network intelligence solutions for communications service providers and enterprises, today announced its unaudited financial results for the third quarter of 2026.

Financial Highlights for the Third Quarter of 2026

•	Strong revenue growth to $30.6 million, up 16% year-over-year;

•	Security-as-a-Service (SECaaS) revenues of $9.9 million, increasing 37% year-over-year;

•	September 2026 SECaaS ARR* of $38.8 million, up 41% year-over-year;

•	GAAP operating income of $2.8 million, compared with $2.2 million in the third quarter of 2025;

•	Non-GAAP operating income of $3.9 million compared with $3.7 million in the third quarter of 2025;

•	Operating cash flow of $7.4 million, up 85% compared with $4.0 million in the third quarter of 2025.

Management Comment

Eyal Harari, CEO of Allot, commented, “ This quarter demonstrated continued excellent execution and showed the strength of our business model. Allot is now a sustainably profitable company, and we continue to expand our profitability as we grow our business. We delivered a strong third quarter, combining double-digit revenue growth with improved profitability and robust cash generation. Growth was driven by both SECaaS and SMART solutions, that are both now showing double-digit year-over-year revenue increases. The SMART product growth follows our high level of backlog which we are converting into revenue, following our recent significant wins.”

Mr. Harari added, “SECaaS ARR continues to grow strongly at 41% year-over-year, further building our recurring revenue base and our visibility into the quarters ahead. We continue to innovate to find new ways to protect consumers, as demonstrated with our recent launch of Allot IOT security. As threat actors use AI to target individuals and businesses at-scale, it is becoming more critical for service providers to provide a layer of protection for their end-customers, supporting demand for cyber-security solutions.”

Mr. Harari concluded, “Given the momentum, we are raising the midpoint of our guidance for 2026 and narrowing the range to between $116 million and $118 million. We also expect SECaaS revenue growth for 2026, to be above 40%.”

Third Quarter 2026 Financial Results Summary

Total revenues for the third quarter of 2026 were $30.6 million, a 16% increase year-over-year compared with $26.4 million in the third quarter of 2025.

Gross profit on a GAAP basis for the third quarter of 2026 was $21.9 million (gross margin of 71.6%), a 16% increase compared with $18.9 million (gross margin of 71.4%) in the third quarter of 2025.

Gross profit on a non-GAAP basis for the third quarter of 2026 was $22.0 million (gross margin of 71.9%), a 15% increase compared with $19.1 million (gross margin of 72.2%) in the third quarter of 2025.

Operating income on a GAAP basis for the third quarter of 2026 was $2.8 million (operating margin of 9.2%), a 31% increase compared with $2.2 million (operating margin of 8.1%) in the third quarter of 2025.

Operating income on a non-GAAP basis for the third quarter of 2026 was $3.9 million (operating margin of 12.9%), a 6% increase compared with $3.7 million (operating margin of 14.0%) in the third quarter of 2025.

Net income on a GAAP basis for the third quarter of 2026 was $3.4 million, or $0.07 per diluted share, compared with $2.8 million, or $0.07 per diluted share, in the third quarter of 2025.

Net income on a non-GAAP basis for the third quarter of 2026 was $4.7 million, or $0.09 per diluted share, compared with $4.6 million, or $0.10 per diluted share, in the third quarter of 2025.

Operating cash flow generated in the quarter was $7.4 million, compared with $4.0 million in the third quarter of 2025.

Cash and cash equivalents, bank deposits, restricted deposits and investments as of September 30, 2026, totaled $112 million, compared with $88 million as of December 31, 2025.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its third quarter 2026 earnings results today, November 12, 2026, at 8:30 am ET, 1:30 pm UK, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US: 1-888-668-9141, UK: 0-800-917-5108, Israel: +972-3-918-0644

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: https://investors.allot.com/

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a leading provider of innovative converged cybersecurity solutions and network intelligence offerings for service providers and enterprises worldwide. Allot enhances value to its customers’ customers through its solutions, which are deployed globally for network-native cybersecurity services, network and application analytics, traffic control and shaping, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises. Allot’s industry-leading network-native security-as-a-service solution is already used by many millions of subscribers globally.

For more information, visit www.allot.com

Performance Metrics

* SECaaS ARR – measures the current annual recurring SECaaS revenues, calculated as estimated SECaaS revenues for the month of September 2026, multiplied by 12.

GAAP to Non-GAAP Reconciliation:

The Company presents non-GAAP financial measures that adjust GAAP results to exclude items that management considers not reflective of the Company’s ongoing operational performance. Non-GAAP gross profit is defined as GAAP gross profit excluding share-based compensation expenses, amortization of intangible assets and acquisition-related expenses. Non-GAAP operating income is defined as GAAP operating income excluding primarily share-based compensation expenses, amortization of intangible assets and acquisition-related expenses. Non-GAAP net income is defined as GAAP net income excluding primarily share-based compensation expenses, amortization of intangible assets, loss from extinguishment, acquisition-related and other non-recurring expenses, financial income or expenses related to exchange rate differences and changes in tax-related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are presented below. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance including our revenue guidance, revenue, growth, demand for our solutions, our ability to execute our strategy, our ability to convert backlog into revenue, our product innovation, capital allocation, share repurchase programs, maximizing shareholder value, and future opportunities, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivable, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F for the fiscal year 2025, filed with the Securities and Exchange Commission as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Additionally, the forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

ALLOT LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED  BALANCE  SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2026	2025

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$29,650	$17,107
Restricted deposit	4,243	3,573
Short-term bank deposits	24,500	15,100
Available-for-sale marketable securities	52,355	48,663
Trade receivables, net (net of allowance for credit losses of $9,095 and $9,611 on September 30, 2026, and December 31, 2025, respectively)	28,974	17,451
Other receivables and prepaid expenses	6,845	9,906
Inventories	17,011	13,180
Total current assets	163,578	124,980

NON-CURRENT ASSETS:
Severance pay fund	$324	$295
Restricted deposit	908	3,327
Operating lease right-of-use assets	6,143	5,518
Other assets	835	732
Property and equipment, net	4,978	6,014
Goodwill	31,833	31,833
Total non-current assets	45,021	47,719

Total assets	$208,599	$172,699

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$2,776	$938
Employees and payroll accruals	11,433	9,254
Deferred revenues	42,980	24,700
Short-term operating lease liabilities	1,622	348
Other payables and accrued expenses	14,806	11,919
Total current liabilities	73,617	47,159

LONG-TERM LIABILITIES:
Deferred revenues	$9,004	$5,912
Long-term operating lease liabilities	4,463	5,392
Accrued severance pay	672	886
Total long-term liabilities	14,139	12,190

SHAREHOLDERS' EQUITY	120,843	113,350

Total liabilities and shareholders' equity	$208,599	$172,699

ALLOT LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025

Revenues	$30,588	$26,405	$84,750	$73,606
Cost of revenues	8,690	7,539	24,342	21,362
Gross profit	21,898	18,866	60,408	52,244

Operating expenses:
Research and development costs, net	6,351	5,489	19,624	18,741
Sales and marketing	8,580	8,148	24,445	22,747
General and administrative	4,153	3,079	10,898	9,722
Total operating expenses	19,084	16,716	54,967	51,210

Operating income	2,814	2,150	5,441	1,034
Loss from extinguishment	-	-	-	(1,410)
Other income	-	-	-	100
Financial income, net	1,091	869	3,851	1,902
Income before tax	3,905	3,019	9,292	1,626
Income tax expenses	486	195	1,358	823
Net income	$3,419	$2,824	$7,934	$803

Income per share
Basic	$0.07	$0.07	$0.16	$0.02
Diluted	$0.07	$0.07	$0.16	$0.02

Weighted average shares outstanding
Basic	49,276,707	41,487,057	49,070,116	42,580,555
Diluted	49,806,002	43,253,509	49,845,813	44,909,810

ALLOT LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025

Cash flows from operating activities:

Net income	$3,419	$2,824	$7,934	$803
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	588	835	1,933	3,254
Share-based compensation	1,123	1,559	3,860	3,989
Capital loss	113	-	113	255
Loss from extinguishment	-	-	-	1,410
Other income	-	-	-	(100)
Amortization of premium, discount and accrued interest on marketable securities	162	(237)	(283)	(1,099)
Financial income from lease modification	-	-	(1,158)	-
Loss (gain) on foreign exchange on cash and cash equivalents	68	(44)	99	(454)
Changes in operating assets and liabilities:
Increase (decrease) in accrued severance pay, net	36	28	(243)	117
Decrease (increase) in other assets, other receivables and prepaid expenses	1,443	(3,817)	510	(2,198)
(Increase) decrease in operating leases liability	(834)	190	(253)	(13)
Increase in operating lease right-of-use asset	404	292	1,131	871
Increase in trade receivables	(3,804)	(679)	(11,523)	(4,332)
Decrease (increase) in inventories	486	(5,703)	(3,831)	(5,597)
Increase in trade payables	1,358	6,274	1,838	6,252
Increase (decrease) in employees and payroll accruals	2,651	844	2,179	1,417
(Decrease) increase in deferred revenues	(1,963)	420	21,372	2,956
Increase in other payables and accrued expenses	2,125	1,211	2,737	2,126
Net cash provided by operating activities	7,375	3,997	26,415	9,657

Cash flows from investing activities:

(Increase) decrease in restricted deposit	(848)	-	1,749	353
Investment in short-term bank deposits	(13,000)	(16,800)	(44,400)	(32,550)
Withdrawal of short-term bank deposits	19,600	11,050	35,000	31,000
Purchase of property and equipment	(360)	(100)	(1,010)	(789)
Investment in marketable securities	(30,844)	(44,213)	(65,398)	(99,647)
Proceeds from redemption or sale of marketable securities	35,660	38,694	61,910	88,377
Proceeds from sale of patent	-	-	-	100
Net cash provided by (used in) investing activities	10,208	(11,369)	(12,149)	(13,156)

Cash flows from financing activities:

Issuance of share capital	-	4,617	-	42,308
Purchase of treasury stocks	(1,624)	-	(1,624)	-
Exercise of employee stock options	-	-	-	238
Redemption of convertible debt	-	-	-	(31,410)
Net cash (used in) provided by financing activities	(1,624)	4,617	(1,624)	11,136

Effect of exchange rate changes on cash and cash equivalents	(68)	44	(99)	454

Increase (decrease) in cash and cash equivalents	15,891	(2,711)	12,543	8,090
Cash and cash equivalents at the beginning of the period	13,759	26,943	17,107	16,142

Cash and cash equivalents at the end of the period	$29,650	$24,232	$29,650	$24,232

Non-cash activities:
Right-of-use assets obtained in exchange for operating lease liabilities	-	(12)	593	(83)
Redemption of convertible debt	-	-	-	(10,000)

ALLOT LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$8,690	$7,539	$24,342	$21,362
Share-based compensation	(80)	(211)	(320)	(465)
Amortization of intangible assets	-	-	-	(305)
Non-GAAP cost of revenues	$8,610	$7,328	$24,022	$20,592

GAAP gross profit	$21,898	$18,866	$60,408	$52,244
Share-based compensation	80	211	320	465
Amortization of intangible assets	-	-	-	305
Non-GAAP gross profit	$21,978	$19,077	$60,728	$53,014

GAAP operating expenses	$19,084	$16,716	$54,967	$51,210
Share-based compensation - Research and development costs, net	(203)	(400)	(731)	(1,022)
Share-based compensation - Sales and marketing	(427)	(466)	(1,590)	(1,237)
Share-based compensation - General and administrative	(413)	(482)	(1,219)	(1,265)
Non-GAAP operating expenses	$18,041	$15,368	$51,427	$47,686

GAAP operating Income	$2,814	$2,150	$5,441	$1,034
Share-based compensation	1,123	1,559	3,860	3,989
Amortization of intangible assets	$-	$-	$-	$305
Non-GAAP operating Income	$3,937	$3,709	$9,301	$5,328

GAAP Net income	$3,419	$2,824	$7,934	$803
Share-based compensation	1,123	1,559	3,860	3,989
Amortization of intangible assets	-	-	-	305
Loss from extinguishment	-	-	-	1,410
Exchange rate differences*	(189)	116	(86)	159
Changes in tax related items	329	80	627	150
Non-GAAP Net income	$4,682	$4,579	$12,335	$6,816

Non-GAAP income per share
Basic	$0.10	$0.11	$0.25	$0.16
Diluted	$0.09	$0.10	$0.24	$0.15

Weighted average shares outstanding
Basic	49,276,707	41,487,057	49,070,116	42,580,555
Diluted	51,204,432	44,592,351	51,102,519	46,409,437

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

Other financial metrics (Unaudited)
U.S. dollars in millions, except top 10 customers as a % of revenues and number of shares

	Q3-26		FY 2025		FY 2024
Revenues geographic breakdown
Americas	5.8	19%	19.1	19%	14.2	15%
EMEA	14.8	48%	63.7	62%	54.0	59%
Asia Pacific	10.0	33%	19.2	19%	24.0	26%
	30.6	100%	102.0	100%	92.2	100%

Revenues breakdown by type
SECaaS (Security as a Service)	9.9	33%	26.8	26%	16.5	18%
Products & Professional Services	11.1	36%	39.3	38%	38.4	42%
Support & Maintenance	9.6	31%	35.9	36%	37.3	40%
	30.6	100%	102.0	100%	92.2	100%

Top 10 customers as a % of revenues	57%		41%		43%

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q3-2026	9.9
Q2-2026	9.4
Q1-2026	8.7
Q4-2025:	8.1
Q3-2025:	7.3

SECaaS ARR* - U.S. dollars in millions (Unaudited)

Sep. 2026	38.8
Dec. 2025:	30.8
Dec. 2024:	18.2
Dec. 2023:	12.7